UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 April 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Market Release – Telecom Shareholder 2014 Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 2 April 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

telecom

2014 SHAREHOLDER UPDATE



Dear Shareholder,

Welcome to the third edition of our Shareholder Newsletter. Around a year ago we embarked on a strategy to again become a growing New Zealand business after many years of declining revenues. While a strong focus on cost containment will always be important, ultimately, we will only deliver long-term shareholder value through growth.

Last year we started to deliver on our ambitions with a series of bold moves, aimed at transforming our business and helping us to deliver great experiences for our customer. We believe we are changing faster than any other New Zealand company over the last 20 years. As part of these bold moves, we made investments in freshening up some of our brands, delivering immediate returns in improved brand preference for key markets and increased foot traffic in our retail stores.

The success of the initial investment in our brands gave us the confidence to take the next step in our growth ambitions and announce our intention to change our name to Spark. It has been great to hear the many thousands of different perspectives people have had on the new name since we announced it in February. Many love it, many do not, many are not so sure. We respect and appreciate all of the views that have been expressed. One thing it has firmly reinforced to us is that New Zealanders still feel a very strong sense of passion about our business, which is heartening. When we embarked on this change journey we always contemplated at some point we would move beyond the Telecom name to something that better reflects what our customers expect from us, now and into the future.

As a brand, Telecom was created 27 years ago and nearly everything about our business, and the world around it, has changed significantly since then. Increasingly, our customer research has been telling us that the Telecom brand is simply not resonating with large segments of the market, particularly younger demographics.

In addition, as a company we've moved far beyond the home telephone. We believe Spark symbolises what we are now – a confident, forward-looking technology company that helps people to connect, engage and share their lives in (Continued on page 2)


2014
Telecom to change name to Spark
2013
Telecom launches Ultra Fibre (UFB)
2009
Telecom rebranding introduces "spark" logo
2007
Launch of the iPhone
2006
First Tweet sent
2004
Facebook founded
2004
Telecom launches 3G mobile network
2003
Telecom rebrands
1999
Telecom launches broadband internet services
1998
Google founded
Google
1989
NZ's first international internet connection
1987
Telecom launches NZ's first mobile phone network
1987
Telecom formed as SOE from breakup of NZ Post Office
1881
NZ Post & Telegraph Department formed

2014 SHAREHOLDER UPDATE // APRIL
amazing ways, and helps businesses to compete and prosper in today’s highly technology dependent age. It is all about digital services, fibre, mobile, data, cloud, entertainment, apps, or whatever new technology is around the corner. So, Spark will be the new face of our company and our main trading brands, focused on ensuring that everyone can live, work and play in more amazing ways.
We are always happy to hear from our shareholders and customers as we strive to become New Zealand’s most customer inspired company. We will have succeeded when Spark is seen as an indispensable part of people’s everyday life and we are helping to unleash New Zealand’s potential.
A forum for customers to provide us with their feedback on the change of name has been set up at sparkshould.co.nz and I welcome and encourage the contribution of our shareholders there.
SIMON MOUTTER
Chief Executive
QRIOUS DELIVERS
GREATER INSIGHT INTO
A SMART DATA WORLD
Telecom Digital Ventures has launched a new standalone data analytics business: Qrious. We are living in a new age where the smart use of data is rapidly changing the way people live and do business around the world. Qrious will help businesses and organisations improve the way their products and services meet their customer wants and needs, and create value from data, analytics and applications.
As an example, by connecting available data sets across the health sector and correlating this with population demographics, we can help direct investment to the most in-demand types of care. Many organisations and businesses don’t have the people, expertise or technical resource to analyse information and gain these insights, or if they do, there are significant obstacles. Drawing on a powerful and unique local cloud platform and a team of data experts, Qrious aims to help them overcome this challenge.
HY14 FINANCIAL RESULTS
HIGHLIGHTS
The numbers from our half-year results showed that net profit after tax of $167 million was $4 million more than the FY13 half year. Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from continuing operations were down 5.8% while net earnings from continuing operations were down 12.5%.
Capital expenditure was up 19.1% to NZ$293 million, reflecting the significant investment in the first half of the year in our networks, products and services. Revenue was down $58 million, or 3%. Our mobile revenue grew but not quite enough to offset a decline in our fixed line revenue (from voice calling and broadband). Operating costs for continuing operations fell 2.1% largely due to ongoing cost reduction initiatives.
Beyond these numbers there are positive signs our strategy is gaining momentum. Our focus on becoming #1 in mobile is beginning to reap rewards, with 200,000 extra mobile customers choosing us over the past 12 months.
We’ve also made some of the big moves needed to reposition our business, and our confidence in the impact of our Turnaround Programme is increasing. This is a centrally led programme of over 200 initiatives designed to improve the performance of our business. As a result we expect an increase in the projected financial benefits this programme will deliver.
We declared a half-year dividend of 8 cents per share, and at the same time announced an aspiration to sustainably increase ordinary dividends over time as the projected improved cash flow performance materialises.
INTERNET TV
All around the world, the way people watch TV and movies is changing. People are accessing more and more content online and watching it when they want to. There’s also a big trend towards episodic ‘binge viewing’, where people watch multiple episodes – sometimes an entire season – of a TV show in a single sitting. This, combined with larger data caps, improving broadband speeds, and the proliferation of IP connected devices in people’s homes, all tells us that now is the time to enter this market.
Later this year, we will launch a new internet TV business available to all New Zealanders, providing TV series and movies on demand to consumers over the internet. It will offer all New Zealanders an exciting new choice about how to get their home entertainment, which we think represents the future of how people will access content. The goal is to become New Zealand’s biggest and most popular destination for video on demand, giving all New Zealanders an affordable entertainment service that offers excellent content choice, freedom and control.
02

2014 SHAREHOLDER UPDATE // APRIL
REENGINEERING PROGRAMME
Telecom is well underway on a programme to reengineer the Telecom IT stack, with the first release of IT improvements on target for this April. Reengineering is all about overhauling our IT systems to make them more customer friendly. This means that it will be quicker to service our customers and easier to use for our people. For example changing someone’s plan will be much easier. And at the same time the system will provide us with more customer insights.
Reengineering has been a herculean undertaking; to modernise, refit, upgrade and reapply a lot of the technology infrastructure and systems that have been underpinning our company for decades. It will be a little complicated at first as both new and old systems will need to be in use for a period following each release. We’ll also have some managed outages, temporarily impacting some online customer services. But the long term benefits will be worth it.
This is a massive investment in our technology future that will change how we do business for our customers and for us.
INVESTING IN THE
FUTURE OF MOBILE
4G
Telecom has committed $149 million to become the biggest player in the newly available 700 MHz band radio spectrum. This demonstrates Telecom’s absolute commitment to being the leader in mobile and data network capability.
The 700 MHz spectrum band, previously used for analogue TV broadcast services, is expected to allow mobile operators to provide 4G mobile broadband services – already in New Zealand’s main cities – much more extensively in New Zealand, including in less densely populated areas. In the Government auction Telecom successfully bid for four lots, Vodafone successfully bid for three lots, while 2Degrees successfully bid for two lots. The purchase of the fourth lot is conditional upon approval from the Commerce Commission.
SPOTIFY PARTNERSHIP
Telecom has joined forces with global music service giant Spotify, offering Spotify Premium free exclusively on selected mobile plans. This will give our customers online streaming access to more than 20 million songs on desktop, tablet and mobile devices.
FREE
SPOTIFY
PREMIUM
ON SELECTED
PACKS AND PLANS
ONLY ON TELECOM ULTRA MOBILE
#FREETHEMUSIC
Data charges may apply.
Telecom terms, conditions and charges apply.
Spotify
telecomnz
The partnership with Spotify is a great example of the transformation of the business from a traditional telco to a customer-inspired provider of digital services, entertainment, mobile and data. With 48% of New Zealanders saying they now listen to music using their smartphones, the music offer will be a great bonus for existing customers and will attract more people to the Telecom mobile network.
Tech in a sec
Find out how to make technology
work better for you.
6.10pm Sunday – Thursday TV One
techinasec.co.nz
03

2014 SHAREHOLDER UPDATE // APRIL
GIVEALITTLE
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BY THE TELECOM FOUNDATION
Welcome to
Givealittle!
We’re a zero fees fundraising service for the whole of New Zealand, thanks to our proud owners the Telecom Foundation
THE
TELECOM FOUNDATION
Welcome to the new Givealittle
Featured February Scorecard
Featured Ella’s smile
Feature Help Tobi & Sarah
Latest donations:
$100
12 minutes ago
By: CH Livesey
DCM
$50
13 minutes ago
By: helirescue
Nelson Marlborough Rescue Helicopter
$?
13 minutes ago
By: Phil
Hazel needs a lift
Meet some of our friends…
Supporting New Zealand and our communities is an important part of what we do. When the Telecom Foundation purchased Givealittle in November 2012 we changed it to a “zero fees” model, meaning that 100% of every donation gets to the nominated cause (unlike other fund-raising platforms).
Over the past year Givealittle has achieved outstanding growth. With donations increasing five-fold to more than $5 million per annum, it’s become a core element of the Foundation’s commitment to encourage generosity among New Zealanders.
Like many Kiwi businesses, Givealittle was a start-up that had great potential and needed additional investment to help it move to the next stage. Now it’s being leveraged to unleash New Zealand generosity and is becoming a household name associated with fundraising.
ROBBIE’S SURGERY
FIXED HIS BRAIN AND
CHANGED HIS LIFE
givealittle
BY THE TELECOM FOUNDATION
$156,949.69
givealittle.co.nz/robbie
MOVING BILLING ONLINE
Telecom broadband and mobile customers will soon need to pay an extra charge of $1.50 a month to choose to continue to receive paper bills through the mail (this charge will not apply to those customers who only have a landline). There are sound business and customer reasons for this. Firstly, providing customer services like billing and payments through digital channels is convenient, cost effective and makes sense from an environmental perspective. Secondly, charging for the paper bills is increasingly common, and is already practiced by some of our major competitors.
So Telecom is now actively encouraging its customers to receive bills electronically and to use electronic payment methods. More than a quarter of our customers already do. While the charge reflects the costs of providing a paper bill, we would prefer that our customers don’t pay the fee and move over to the online bill option before 1 May.
To ensure that the online experience better meets our customer needs, Telecom has invested in the MyTelecom platform, which is a simple and easy way for customers to access their current bill (and bills from the past 18 months) and view their usage. If you are a Telecom customer and want to opt to receive your bills online go to MyTelecom or call the Telecom customer service team.
TAKE THE EASY ROAD
Telecom shareholders can choose to receive all communications electronically. This makes it more efficient and convenient for you, plus it reduces environmental impact and cost.
You can select how you receive investor communications from Telecom by visiting investorcentre.com/nz. You will need your CSN/Shareholder number and FIN on hand to make your choice. Select ‘View Portfolio’ and log-in. Then select ‘Update My Details’ and ‘Communication Options’.
To find out more about Telecom products and services,
visit telecom.co.nz or visit your nearest store.
We welcome any feedback, which you can provide
via e-mail to investor-info@telecom.co.nz
telecomnz
04